Index-linked annuities

What's an index-linked annuity?

An index-linked annuity is a long-term insurance product designed to provide growth potential for your money. It has some downside risk, but less risk than other strategies.

What does "index-linked" mean?

The growth potential of your money is based on the performance of one or more market indexes, up to a cap.



What's an index?

An index is a collection of securities whose performance (or change in value) is used to benchmark the performance of a specific market segment or the overall stock or bond market. An index only measures market performance. It is not possible to invest in an index.

Key features

- Growth potential based on the performance of an index, up to a cap.
- Account options to provide some protection against market losses.
- You can take withdrawals at any time, so you always have access to your money.
- No annual fees, which leaves more of your money working for you.[1]
- Growth is tax-deferred (it's not taxed until you take it out), so it can compound over time.[2]
- You can convert your money into a series of income payments in retirement.

How do index-linked annuities work?

You put money in

You purchase the annuity contract with a lump sum.

Has growth potential

The interest you earn is tied to a fixed interest rate or the performance of an index, or both. You choose.

- A fixed interest rate means the interest you earn is predetermined each interest term.
- An index-linked interest rate has more growth potential, but it is also subject to potential downside.

And pays you back later

You can get your money back, including interest, after the surrender charge period. Your payment can happen in a number of ways, including a lump sum or regular payments that can continue for life.

What's a surrender charge period?

Most annuities allow you to withdraw a certain percentage of your contract free of charge from the start. However, because annuities are designed as long-term products, if you withdraw more than the free withdrawal percentage early on, you will incur a penalty known as a surrender charge. The surrender charge period is the length of time you need to wait before you can withdraw additional money without incurring surrender charges.

Consider an indexed-linked annuity if:

You want more growth potential for your money than other indexed annuity strategies and some protection from downside market risk, and you are willing to accept potential losses.



Products and resources

Symetra Trek℠

Trek rates, prospectus and more

Growth potential for your money with no annual fees and some protection from downside risk.

View Trek Swift Notes

Learn more about Symetra Trek℠.

View rates and prospectus



Next steps

Symetra offers a variety of annuities. Ask your financial professional, registered representative or insurance producer if an annuity is right for you.

Securities are offered through Symetra Securities, Inc. (SSI).

Symetra Trek is an individual single-premium deferred annuity contract with index-linked interest options issued by Symetra Life (SLIC). Contract form number is RSC-0536 4/18 in most states. Products, features, terms and conditions may vary by state and may not be available in all U.S. states or any U.S. territory. SSI and SLIC are affiliates and are both located at 777 108th Avenue NE, Suite 1200, Bellevue, WA 98004-5135. Each cmpany is responsible for its own financial obligations.

Annuity contracts have terms and limitations for keeping them in force. Contact your registered representative for complete details.

Guarantees and benefits are subject to the claims-paying ability of Symetra Life Insurance Company.

Symetra Trek has indexed accounts and a fixed account. Interest credited to the indexed accounts is affected by the value of outside indexes. Values based on the performance of any index are not guaranteed, and the contract value may decrease. The contract does not directly participate in any outside investment.

Indexed interest is calculated and credited (if applicable) at the end of an annual interest term. Indexed interest may be positive, negative, or zero. Amounts withdrawn from the indexed account before the end of an annual interest term will not receive indexed interest for that term.

Protection by the buffer and floor is only applied at the end of each interest term. Withdrawals made from an indexed account during the interest term will not receive the protection of the buffer or the floor as they would at the end of of the interest term. If the index value falls for multiple years, the cumulative indexed account value may decline by more than the buffer or floor percentage.

If the Return Lock feature is exercised, no indexed interest will be credited to the indexed account at the end of the interest term.

The performance of an index does not reflect the payment or reinvestment of dividends. It is not possible to invest in an index.

It is not possible to invest in an index.

Withdrawals may be subject to federal income tax, and a 10% IRS early withdrawal tax penalty may also apply to amounts withdrawn prior to at 59 1/2. Clients should consult their attorney or tax advisor for more information.

SYMETRA LIFE INSURANCE COMPANY ("Symetra") has filed a registration statement (including a prospectus) with the SEC for Symetra Trek. For more complete information about Symetra and Symetra Trek, you should read the prospectus and other documents Symetra has filed with the SEC before purchasing. These documents are available for free by visiting EDGAR at www.sec.gov. Alternatively, Symetra or your registered representative will provide the prospectus by request. Contact Symetra toll-free at 1-800-796-3872 ext. 22136.

Symetra Trek is a long-term investment designed for retirement purposes. There is a risk of substantial loss of principal. Please refer to the prospectus for more details.

Symetra Trek℠ is a service mark of Symetra Life Insurance Company.

Tax-qualified contracts such as IRAs, 401(k)s, etc., are tax-deferred regardless of whether or not they are funded with an annuity. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax-deferred treatment of earnings beyond the tax-qualified plan or program itself. However, annuities do provide other features and benefits such as death benefits and income payment options.

This is not a complete description of Symetra Trek. For a complete description, please ask your registered representative for a copy of the prospectus.

This material must be accompanied by a prospectus.

[1] There are surrender charges, which may apply when you withdraw more than your free withdrawal amount during a contract year.

[2] While nonqualified annuities offer the added benefit of tax deferral, in the case of qualified annuities, the tax deferral is provided by the retirement plan itself. No additional tax benefit is provided by placing qualified funds in an annuity. In the case of qualified annuities, clients should focus on the benefits offered by the annuity itself to determine if the annuity is rigth for them.